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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                                MAF Bancorp, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock Par Value $.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    55261R108
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                                 (CUSIP Number)

Robert L. Gritzke, 825 Center Street, Suite 501, Des Plaines, IL (847) 296-0787
- --------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  May 30, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)


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CUSIP No. 55261R108              SCHEDULE 13D          Page   2   of   5   Pages
                                                            -----    -----


- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Robert L. Gritzke
- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                        (b) /X/

- --------------------------------------------------------------------------------
   3   SEC USE ONLY


- --------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

             PF, 00
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                  Not applicable
- --------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America
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                       7   SOLE VOTING POWER
      NUMBER OF                  293,286
       SHARES              -----------------------------------------------------
    BENEFICIALLY       8   SHARED VOTING POWER
      OWNED BY
        EACH               -----------------------------------------------------
      REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON                    293,286
        WITH               -----------------------------------------------------
                       10  SHARED DISPOSITIVE POWER

- --------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             293,286
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
             Not applicable
- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
             2.84%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




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Item 1.   Security and Issuer:

      This statement relates to the common stock, par value $.01 per share, of MAF Bancorp, Inc., a Delaware corporation, with its principal executive offices located at 55th Street & Holmes Avenue, Clarendon Hills, Illinois 60514.

Item 2.   Identity and Background:

      This statement is being filed by Robert L. Gritzke whose address is 825 Center St., Suite 501, Des Plaines, Il. 60016-6463. Mr. Gritzke is a CPA and is employed by the New York State Department of Taxation and Finance as the District Audit Manager for the Midwestern Regional Office located in Des Plaines, Il. His stock purchases have been undertaken as a private investor and are in no way related to his employment with New York State.

      Mr. Gritzke has not during the last five years or ever, been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws finding any violation with respect to such laws.

      Mr. Gritzke is a citizen of the United States of America

Item 3.   Source and Amount of Funds and Other Consideration:

      Mr. Gritzke initially purchased shares in the IPO of MAF Bancorp, Inc. on 1/19/90 and in several subsequent transactions employing a combination of personal funds and funds borrowed on margin from Brown & Company Securities Corporation. Mr. Gritzke paid an overall average price of $6.68 per share for the shares of common stock that he holds in MAF Bancorp, Inc.

Item 4.   Purpose of Transaction:

      Amendment 1 is being filed as a result of the merger between MAF Bancorp and N.S. Bancorp, Inc. pursuant to which N.S. Bancorp, Inc. has been merged with and into MAF Bancorp and the outstanding shares of N.S. Bancorp, Inc. will be converted into shares of MAF Bancorp and cash. As a result of the merger and the increased number of outstanding shares of MAF Bancorp, Robert Gritzke's ownership has decreased to 2.84%.

      The acquisition of the shares referred to in Item 5 is solely for investment purposes. Mr. Gritzke does not have present plans or intentions which relate to or would result in any of the transactions required to be described in
Item 4 of Schedule 13D.




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Item 5.   Interest in Securities of the Issuer.

      Based on information contained in MAF Bancorp, Inc.'s news release dated 5/30/96 as well as earlier news releases and discussions with management of MAF Bancorp, there were 10,339,173 shares of MAF Bancorp, Inc., common stock issued and outstanding as of 5/30/96, following the merger with N.S. Bancorp. As of 5/30/96, Mr. Gritzke beneficially owned 293,286 shares or 2.84% of the issued and outstanding common stock of MAF Bancorp, Inc. Mr. Gritzke possesses sole power to vote and direct the disposition of 293,286 such shares.

      The following are transactions involving MAF Bancorp, Inc. common shares in Mr. Gritzke's account during the sixty days preceding 5/30/96.


                                Number of               Price per
            Date                 Shares                  Share
            ----                ---------               ---------

            4-8-96                 16                   $25.75(1)

(1)   Dividend reinvestment purchases



Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer:

            No contracts, arrangements, understandings or similar relationships exist with respect to the shares of MAF Bancorp, Inc. common stock between Mr. Gritzke and any other person or entity.


Item 7.     Material to be Filed as Exhibits:

      Not Applicable



                                      2

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Signature:

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        June 5, 1996                         /s/ Robert L. Gritzke
- -------------------------------              ------------------------------
Date                                         Robert L. Gritzke












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